NO ACT

PE
1-8-2010



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10010592

February 12, 2010

Charles Jurgonis
Plan Secretary
American Federation of State, County and Municipal Employees, AFL-CIO
1625 L Street, NW
Washington, DC 20036-5687

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-12-2010

Re: SunTrust Banks, Inc.
Incoming letter dated January 8, 2010

Dear Mr. Jurgonis:

This is in response to your letter dated January 8, 2010 concerning the shareholder proposal submitted to SunTrust by the AFSCME Employees Pension Plan. We also have received a letter from SunTrust dated January 11, 2010. On January 6, 2010, we issued our response expressing our informal view that SunTrust could exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letter after we issued our response. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Heather L. Maples
Senior Special Counsel

cc: David A. Wisniewski
Associate General Counsel and
Group Vice President
SunTrust Banks, Inc.
SunTrust Plaza
Mail Code GA-Atlanta-0643
303 Peachtree Street NE, Suite 3600
Atlanta, GA 30308



David A. Wisniewski
Associate General Counsel and
Group Vice President

SunTrust Banks, Inc.
SunTrust Plaza
Mail Code GA-Atlanta-0643
303 Peachtree Street NE, Suite 3600
Atlanta, GA 30308
Tel 404.724-3604
Fax 404.230.5387
David.Wisniewski@SunTrust.com

January 11, 2010

Via U.S. Mail and email to shareholderproposals@sec.gov
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: SunTrust Banks, Inc. – Exclusion of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

This letter is in response to proponent AFSCME's subsequent correspondence dated January 8, 2010. In its January 8, 2010 letter, the Proponent attempts to resolve the ambiguities in its original proposal and suggests what it claims is a single, well-defined concept that unifies its multiple Bylaw amendments into a single proposal. However, as explained below, Proponent's attempt to clarify the ambiguities is not effective. Further, and perhaps more importantly, the single unifying concept it proffers to avoid the rule against multiple proposals raises other more important ambiguities that were not apparent from Proponent's initial correspondence.

Additionally, the proposal remains excludible because it impermissibly constitutes multiple proposals. Proponent's purported "well-defined singly unifying concept" is neither well-defined nor a single unifying concept. It is not well-defined because nowhere in the proposal or the supporting statement does the Proponent explain how any of the three Bylaw amendments relate to each other. It is not a single unifying concept because the Proposal continues to be at least two distinct proposals—one regarding the Board, and one regarding the officers.

Response to Statements in Proponent's January 8, 2010 Letter

Proponent in its January 8, 2010 letter makes two statements which SunTrust disputes. First, it states that its second and third bylaw amendments are necessary to avoid "render[ing] SunTrust's bylaws hopelessly inconsistent and would fail to carry out the Proposal's purpose." Second, Proponent states that "SunTrust cannot genuinely believe that the [Proponent] intended . . . [the first alternate interpretation of its self-contradictory bylaw amendment, rather than the second]. Both statements are false.

Proponent explains for the first time in its January 8, 2010 letter that the second and third amendments are necessary to effectuate the first amendment (which is focused on the independence of the Chairman of the Board). Proponent's first Bylaw amendment already disqualifies any person who, among other things, has been employed by SunTrust or has received any compensation ***during the last five years.*** Despite this extremely broad provision, Proponent claims that its second and third Bylaw amendments are still necessary to ensure that its firstamendment—board chair independence—is effectuated. This is not true. Proponent's second amendment addresses how the Chief Executive Officer is selected. This amendment is not necessary to achieve an independent board chair. Similarly, limiting the number of offices which may be held by the Chairman of the Board is not required to achieve an independent board chair. If there were any doubt about potential ambiguities, Proponent might have simply stated in its first bylaw amendment,

"Notwithstanding anything to the contrary in these bylaws, ..." Instead, it crafted two additional, unexplained Bylaw amendments.

The Company received Proponent's three Bylaw amendments and attempted to interpret them. The Company did not have the benefit of Proponent's January 8, 2010 letter when attempting to understand the three proposed Bylaw amendments. (Nor will shareholders if they are asked to vote on this proposal.) The Company attempted to give meaning to each of the three Bylaw amendments, and assumed they had independent purpose. We assumed the Proponent intended three different things since it crafted three different Bylaw amendment. Even with the benefit of Proponent's January 8, 2010 explanation, we still think the third Bylaw amendment does more than merely effectuate the first amendment, and regulates aspects of the officers of the corporation rather than just its board of directors. For example, as discussed below, Proponent may be attempting to use these amendments to unseat the current Chairman of the Board, whose present title is "Chairman of the Board and Chief Executive Officer."

I confirm that our confusion over the ambiguities inherent in Proponent's three Bylaw amendments was and continues to be sincere. Further, even with the Proponent's explanations, the Proposal continues to be subject to exclusion for the reasons stated in the Company's original letter.

The Proposal has Other Important Ambiguities Not Apparent From Proponent's Initial Correspondence

The proposal has another important ambiguity. It appears from Proponent's correspondence that its single focus might be the removal of the incumbent Chairman of the Board.[1] **However, the future application of the Bylaw raises yet another even more important ambiguity that was not apparent from the Proponent's original correspondence—how will this Bylaw apply to the current Chairman and CEO, who are the same person?**

Stated differently, it now appears to be an unstated purpose of the Proposal to remove the current Chairman of the Board from office. SunTrust's current CEO also serves as the Chairman of its Board of Directors. The Proponent is aware of this because it notes this fact in its supporting statement. The Proposal does not explain how or when the Proponent's Bylaw will apply to the current Chairman of the Board and CEO, the proposal states only that "This Bylaw shall apply prospectively." The proposal likely includes such a statement because the Chairman of the Board is an officer and because the power to remove an officer of a corporation is a power of the Board and is an inappropriate subject for shareholder action.[2]

The possibility that the Proponent's Bylaw might be reasonably interpreted by shareholders to cut short the term of the current Chairman of the Board is demonstrated by considering how the proposed Bylaw amendments will actually apply to the Company if approved:

For example, assume that shareholders cast the requisite vote to approve the Bylaw at the forthcoming annual meeting of shareholders to be held on April 27, 2010. At that same meeting, shareholders will elect 14 directors. James M. Wells III, SunTrust's Chairman of the Board and CEO, has been nominated as a director. Assume further that the shareholders re-elect Mr. Wells as a director. SunTrust's directors are elected for annual terms, and assume further that he continues to be nominated and elected to the board and does not resign any position he currently holds. When will Proponent's Bylaw first require an independent Chairman of the Board, and how will this affect the incumbent Chairman?

---

[1] This is because Proponent explains that the Bylaw limiting the number of offices held by one person is intended to effectuate the first bylaw amendment (independent Board Chairman). The third Bylaw amendment (preventing the Chairman from holding any other offices) arguably is not necessary in light of the first amendment unless the shareholder Proponent is seeking to remove an officer, the current Chairman of the Board. The possibility that the Proponent's three Bylaw amendments are designed to remove the incumbent officer, and how this would occur, is explained in greater detail in the remainder of this letter

[2] See Rule 14a-8(i)(1)("If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization . . ."); See also, SunTrust Article IV, Section 3 of SunTrust's Bylaws (identifying Chairman of the Board as officer of the corporation); Article IV, Section 10 and Section 843(b) of the Georgia Business Corporation Code (both granting to the Board the power to remove officer); compare, SunTrust Bylaws Article II, Section 6 (expressly authorizing the shareholders to remove directors). See also, Rule 14a-8(i)(7)(termination of employees is within ordinary business exception.)

The Proponent does not address this material issue beyond its statement in the Bylaw that "This Bylaw shall apply prospectively." But this statement is subject to at least three different, reasonable interpretations:

- First, the Bylaw amendments might apply immediately after the 2010 annual meeting. This is a reasonable interpretation because "prospectively" means, according to Merriam-Webster's dictionary, "relating to or effective in the future; likely to come about." This would apply the Bylaw looking towards the future from the date of the 2010 annual meeting, but as soon as possible after it is enacted. Applying the Bylaw this way would mean it first applies on April 28, 2010. This would have the effect of requiring the removal of the incumbent Chairman as Chairman of the Board since the Company's Bylaws at Article IV Section 1 requires that "[a]ll Officers (including assistant officers) shall be elected for a term of office running until the meeting of the Board of Directors following the next annual meeting of shareholders." That existing Bylaw means that the incumbent Chairman's term as Chairman expires at the first Board of Directors meeting subsequent to April 27, 2010. At that next Board of Directors meeting, the Board will need to re-elect Mr. Wells as Chairman or elect a different Chairman. If the Proponent's Bylaw is deemed to apply at the time of that election, which is one of three reasonable interpretations of its direction that is apply "prospectively," <u>this would make the incumbent Chairman of the Board ineligible to serve as Chairman as soon as April, 2010</u>.

- A second reasonable interpretation would apply Proponent's Bylaw immediately after the *next* annual meeting. This would be consistent with Black's Law Dictionary's definition of "prospective law," which it defines as a law "applicable only to cases which shall arise after its enactment." Interpreting the Bylaw this way would apply the Bylaw looking towards the future from the date of the 2010 annual meeting (when the Proponent's Bylaw is first enacted) to the first election subsequent to that meeting. Applying Proponent's Bylaw this way would mean it first applies after the annual meeting in April, ***2011***. <u>This would make the incumbent Chairman of the Board ineligible to serve as Chairman, but only after April, 2011</u>

- A third reasonable interpretation is that the Proponent's Bylaw would apply only to the next person chosen as Chairman of the Board, and that the current occupant is grandfathered. This is a reasonable interpretation because the Proponent does not state that it intends to remove Mr. Wells as Chairman of the Board, and because the lack of any statement of such intent is itself noteworthy since such an action is highly extraordinary. <u>Interpreting Proponent's Bylaw in this fashion would allow the incumbent Chairman of the Board to continue to serve in such capacity.</u>

This analysis leads to two important conclusions. First, shareholders voting on the Proposal and the Company in attempting to comply with the proposal cannot "determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B, Section B.4.

Second, two of three reasonable interpretations of Proponent's Bylaw is that the Proponent seeks to remove an officer of the corporation—the Chairman of the Board.

The Proposal Continues To Impermissibly Include More than One Proposal

A proposal which calls for three Bylaw amendments to alter both the leadership of the Board and to remove an officer deals with two distinct matters and violates Rule 14a-8(c)'s limit of a single proposal and therefore is excludable.

Proponent in its January 8, 2010 letter offers what it calls a "single well-defined unifying concept" that it claims unites its three proposed Bylaw amendments. However, Proponent's purported "well-defined singly unifying concept" is neither well-defined or a single unifying concept.

Not Well-Defined. It is not well-defined because nowhere in the proposal or the supporting statement does the Proponent explain how any of the three Bylaw amendments relate to each other. In this sense, it could be better described as "undefined" or "unexplained" rather than "well-defined."

Indeed, in its supporting statement, the Proponent offers very little explanation of the purpose of its proposal, and no explanation of how the three different Bylaw amendments related to each other. The only relevant statements are:

> "We believe that having the CEO also serve as chairman compromises the board's effectiveness in monitoring management. Additionally, in our view these roles require different skills and temperaments."

There is nothing in these two sentences from which shareholders might discern the purpose of the three different Bylaw amendments besides the first amendment (independent board chair) or which unites them. The second and third Bylaw amendments are not even mentioned. As a result, it strains credulity to characterize these sentences as providing a well-defined unifying concept. Proponent's proposal and supporting statement with three unexplained amendments cannot be said to communicate a well-defined unifying concept to either the Company or to shareholders.

In administering Rule 14a-8(c)'s limit of a single proposal, the Staff should require shareholder -proponents who submit unexplained, compound proposals to set forth the single well-defined unifying concept within the proposal or supporting statement that will be presented to shareholders. This would be consistent with the Commission's stated purposes of cost savings, efficiency, and improved readability. *See* Exchange Act Release No. 34-20091, *Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders* (Aug. 16, 1983)(reducing the limit on the number of proposals from two to one proposal per shareholder per year, and stating that "[T]his change is one way to reduce issuer costs and to improve the readability of proxy statements without substantially limiting the ability of proponents to bring important issues to the shareholder body at large."). Disclosure of such a unifying concept would reduce costs, improve readability and comprehension, and not impose a burden on proponents.

The Proposal Remains Also Impermissibly Ambiguous

Further, the proposal remains impermissibly ambiguous, and it is important to recognize the Proponent's letter for what it is—a tacit admission that its Proposal and supporting statement is ambiguous. The Proponent does not really contend in its January 8, 2010 letter that the Proposal is not ambiguous, but rather attempts to resolve the ambiguity by explaining what it intended.

In its correspondence to the Staff, Proponent falsely states that "SunTrust is correct in that the sentence at issue is the second-to-last sentence in that bylaw section, rather than the last sentence as the Proposal states." However, this characterization of SunTrust's view is false because SunTrust was not able to determine by reading the Proposal and the supporting statement which sentence should be amended. We were merely able to identify the "correct" interpretation of the proposal among multiple, reasonable interpretations. SunTrust can not be "correct" because we were not able to resolve the ambiguity. We were not privy to Proponent's unstated purpose, and the Proponent made no attempt in its proposal and supporting statement to explain how the three amendments relate to each other.

Even now, knowing the Proponent's intent, the ambiguity affects the company's ability to comply with the proposal and shareholders' and other's view of the company's compliance. If the company were ever required to comply with the proposal, then shareholders others than the Proponent would not be able to determine whether the company had in fact fully complied with the proposal. This would be true as well for corporate governance monitoring groups, such as Risk Metrics (formerly ISS). While the company might reasonably rely on the Proponent's January 8, 2010 letter, that letter was not part of the Proponent's supporting statement. As a result, shareholders who resolved the ambiguity one way might be surprised when the company complies in a different way. The consequences to the company could be severe, since it is the policy of proxy advisory groups such as Risk Metrics and Glass Lewis to recommend that their subscribers (institutional shareholders) withhold favorable votes for the directors of companies which do not implement shareholder proposals approved by the shareholders. Therefore, an ambiguous proposal that is subject to multiple interpretations by third parties is problematic even if the Proponent has explained to the Company whatit really meant.

Proponent continues its argument and claims that no shareholder reading the Proposal would be confused about how the Proposal would affect SunTrust's bylaws. However, the company's shareholders will not have access

Proponent's explanation since the Proponent did not include this explanation within its supporting statement. As a result, shareholders will not be able to ascertain what they are voting on.

Proponent claims one interpretation "clearly effectuates the purpose of the Proposal." However, Proponent fails to note that its "purpose" was not disclosed in the Proposal or supporting statement, and incredibly the sentence it wishes to be amended is in direct conflict with some of the express language of its own Proposal.

In summary, Proponent's argument amounts to a claim that a literal interpretation of the language of its proposal is not a reasonable, and that rather shareholders and the company ought to discern its unstated purpose and ignore the express language of its proposal. But it is not reasonable to expect anyone to interpret Proponent's proposal this way, because neither the shareholders nor the company were privy to Proponent's undisclosed purpose of the three separate bylaw amendments or the supposed unifying concept. As a result, as state in Staff Legal Bulletin No. 14B, Section B.4, neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), will be able to determine with any reasonable certainty exactly what actions ormeasures the proposal requires.

Finally, Proponent further claims that the ambiguity over which sentence should be amended is "cured" because it included the text to be added to amend the Bylaw. However, this ignores the critical fact that neither the Company in implementing the amendment nor shareholders in voting on the amendment can determine which of two sentences should be amended. This ambiguity is compounded by the fact that the Proponent made no attempt in its proposal or supporting statement to explain how the three Bylaw amendments relate to each other, or the purposes of the other two Bylaw amendments.

If I can be of any further assistance in this matter, please do not hesitate to call me.

Sincerely,



David A. Wisniewski

cc: Raymond D. Fortin, General Counsel and Corporate Secretary

Charles Jurgonis, Plan Secretary, AFSCME Employees Pension Plan

N:\LEGAL\Records Folder\LEG1010-REGULATORY COMPLIANCE (EXTERNAL AUDITS)\REGULATORY\DWisniewski2010\Proxy Statement and Anual Meeting\Shareholder Proposal\Board Chairman-AFSCME\AFSCME.January 11 SEC Response.doc



EMPLOYEES PENSION PLAN

January 8, 2010

VIA ELECTRONIC MAIL
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Shareholder proposal of AFSCME Employees Pension Plan; request by SunTrust Banks, Inc. for no-action determination

Dear Sir/Madam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the American Federation of State, County and Municipal Employees, Employees Pension Plan (the "Plan") submitted to SunTrust Banks, Inc. ("SunTrust" or the "Company") a stockholder proposal (the "Proposal") seeking to amend SunTrust's bylaws to provide that the chairman of the board, with certain exceptions, must be a director who is independent from SunTrust.

In a letter dated December 14, 2009, SunTrust stated that it intends to omit the Proposal from its proxy materials being prepared for the 2010 annual meeting of shareholders. SunTrust argues that it can exclude the Proposal pursuant to (a) Rule 14a-8(c), because the Proposal violates the one-proposal rule; and (b) Rule 14a-8(i)(3), as impermissibly vague and indefinite. As discussed more fully below, SunTrust has not met its burden of establishing its entitlement to rely on either of these exclusions, and the Plan respectfully requests that the Company's request for relief be denied.

The Proposal's Elements All Relate to the "Single Well-Defined Unifying Concept" of Requiring an Independent Board Chairman

SunTrust contends that the Proposal is actually three separate proposals and thus is excludable as a violation of Rule 14a-8's mandate that each eligible shareholder can submit only one proposal for consideration at a given meeting. The Plan does not dispute that the Proposal involves amendments to three sections of SunTrust's bylaws. All of those amendments, however, are closely related both to one another and to the Proposal's underlying purpose of requiring an independent board Chairman. Indeed, a proposal that did

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, NW, Washington, DC 20036-5687

not seek to amend all three sections would render SunTrust's bylaws hopelessly inconsistent and would fail to carry out the Proposal's purpose.

The three elements of the Proposal are as follows:

1. An amendment adding text to Article IV section 3 to require that the Chairman be an independent director, and defining independence for purposes of that requirement;

2. An amendment deleting from Article IV section 1 a sentence requiring the board to choose the CEO from among a list of other "elected officers," including the Chairman; and

3. An amendment to Article IV section 1, modifying that section to clarify that the language permitting any person to hold two or more offices is subject to the limitation established by Element #1 above; that is, that the offices of Chairman and CEO cannot be held by the same person.

SunTrust, framing each element narrowly and technically, argues that these elements are unrelated. But SunTrust's characterizations of the elements are misleading and inaccurate. SunTrust claims that Element #2 "eliminates the office of Chief Executive Officer," an action unrelated to requiring an independent Chairman. As a factual matter, that amendment does not eliminate the CEO position but has a much more modest scope.

Article IV section 2, which is unaffected by the amendment proposed in Element #2, is entitled "Chief Executive Officer" and sets forth the powers and responsibilities of the CEO. The only change effected by Element #2 is the deletion of a sentence in a different section of the bylaws requiring that the CEO be selected from among a list of certain other officers, including the Chairman. Without this amendment, the bylaws would simultaneously convey two contradictory ideas: that the Chairman must be independent (supplied by Element #1) and that the CEO can be selected from a group of people that includes the Chairman. Put another way, if the Proposal consisted solely of Element #1, SunTrust would likely be able to successfully challenge the Proposal on the ground that it would leave the bylaws so unclear as to be false or misleading. For the sake of internal consistency, then, the Plan proposed Element #2.

Similarly, SunTrust contends that Element #3, which is intended to prohibit the Chairman from holding more than one corporate office, is unrelated to the independence requirement in Element #1. But SunTrust does not explain how the bylaws could simultaneously require that the Chairman be independent and allow the Chairman to serve as CEO or CFO of the Company. Logic dictates that the general statement that a person may hold more than one office must be made subject to the independent Chairman provision. Without the amendment proposed in Element #3, SunTrust could claim that the independence requirement in Element #1 would make the bylaws internally inconsistent.

The Commission has stated that a single proposal made up of several components will not be considered to be multiple proposals if the elements "are closely related and essential to a single well-defined unifying concept." (Exchange Act Release No. 12,999 (Nov. 22, 1976)) As discussed above, the Proposal satisfies this standard: All of the elements relate to, and are necessary to effectuate, the goal of requiring an independent Chairman.

The Proposal is similar to other proposals with multiple elements that the Staff has determined to be closely enough related as to constitute a single proposal. For example, in Bank of America Corporation (publicly available Feb. 24, 2009), the Staff did not allow exclusion of a proposal urging several different senior executive compensation reforms at companies receiving TARP funds, including limiting salaries and bonuses, using particular kinds of performance criteria for bonuses, awarding restricted stock instead of options, imposing vesting and holding requirements for equity compensation, limiting severance and requiring additional disclosure to shareholders. The Staff rejected the company's argument that these elements were not sufficiently related to a single well-defined unifying concept.

Even a cursory reading of the long list of determinations cited by SunTrust shows that those proposals contained multiple elements that were not closely related to a single, well-defined unifying concept. The determinations on which SunTrust relies involved proposals seeking to both declassify the board and impose a majority vote standard for director election (Dow Chemical Co. (publicly available Mar. 2, 2006)); addressing both director compensation and director independence issues (Fotoball, Inc. (publicly available May 9, 1997)); asking the board to declassify the board and create an independent lead director position (Enova Corp. (publicly available Feb. 9, 1998); and requesting that the board be replaced by a single trustee and that the company explore strategic alternatives (Bob Evans Farms, Inc. (publicly available May 31, 2001). In other words, those proponents sought to combine disparate concerns into a single proposal and could not show that the components related to a single topic. Here, by contrast, the elements of the Proposal all facilitate the imposition of an independence requirement for the board Chairman. Accordingly, those determinations are inapposite.

In sum, the three bylaw amendments contained in the Proposal all relate to, and are necessary to accomplish, the goal of the Proposal—to require independent Chairmanship of SunTrust's board of directors. Elements #2 and #3 are necessary to ensure that Element #1 does not make SunTrust's bylaws internally contradictory. SunTrust has thus failed to satisfy its burden of showing that the Proposal violates the one-proposal rule.

<u>The Proposal Is Not Impermissibly Vague and Indefinite</u>

SunTrust argues that the Proposal may be excluded pursuant to Rule 14a-8(i)(3) because Element #3 contains an arguably ambiguous reference. Specifically, the Proposal seeks to amend the sentence in Article IV section 1 stating that "Any two or more offices may be held by the same person" to make it clear that the Chairman independence requirement trumps the general permission.

SunTrust is correct that the sentence at issue is the second-to-last sentence in that bylaw section, rather than the last sentence, as the Proposal states. However, any ambiguity is cured by the fact that the Proposal states in full both the sentence to be amended and the language to be added to that sentence.

No shareholder reading the Proposal would be confused about how the Proposal would affect SunTrust's bylaws. And SunTrust cannot genuinely believe that the Plan intended SunTrust's Alternative 1 rather than Alternative 2; the latter amendment clearly effectuates the purpose of the Proposal by denying the Chairman the ability to hold another corporate officer position, while the former is clearly unrelated to the Proposal's goal. Of course, if the Staff believes that clarification would be useful to SunTrust's shareholders, the Plan would consent to revising the Proposal to change "last sentence" to "second-to-last sentence."

* * * *

If you have any questions or need additional information, please do not hesitate to call me at (202) 429-1007. The Plan appreciates the opportunity to be of assistance to the Staff in this matter.

Very truly yours,



Charles Jurgonis
Plan Secretary

cc: David A. Wisniewski
Associate General Counsel and Group Vice President
SunTrust Banks, Inc.
David.Wisniewski@SunTrust.com
Fax # 404-230-5387